Exhibit 2.2

MEMBERSHIP INTEREST TRANSFER AGREEMENT

This MEMBERSHIP INTEREST TRANSFER AGREEMENT (“Agreement”) is made effective as of July 31, 2015 (the “Effective Date”) by and between JDS Uniphase Corporation, a Delaware corporation which is anticipated to be renamed Viavi Solutions, Inc. (the “Transferor”) and Lumentum Inc., a Delaware corporation (the “Transferee”).

RECITALS

A.                                    As of the Effective Date, Transferor owns one hundred percent (100%) of the outstanding membership interests (the “Membership Interest”) of Lumentum Operations LLC (“Lumentum LLC”).

B.                                    The Transferor desires to transfer to the Transferee the Membership Interest in consideration for the Transferee’s issuance to Transferor of Transferee’s common and preferred stock.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

Article I

TRANSFER OF MEMBERSHIP INTEREST

1.1                               Transfer of Membership Interest.  Transferor hereby transfers, and the Transferee hereby accepts the Membership Interest.

1.2                               Closing.  The closing of the transfer of the Membership Interest shall occur simultaneously with the execution of this Agreement by Transferee and Transferor.

1.3                               Delivery.  Subject to the terms and conditions of this Agreement, concurrent with the execution of this Agreement, Transferor will deliver all documentation representing the Membership Interest and Transferee will be bound by the operating agreement of Lumentum LLC made and entered into effective April 24, 2015 by JDSU Uniphase Corporation as the sole member, a copy of which is attached as Exhibit A.

1.4                               Stock Issuance.  In consideration for the transfer of the Membership Interest, Transferee hereby issues to Transferor of 58,758,044 shares of Transferee’s Common Stock, par value $0.001, 40,000 shares of Transferee’s Series A Preferred Stock and 104,883 shares of Transferee’s Series B Preferred Stock.

Article II

GENERAL PROVISIONS

2.1                               Amendment.  No provision of this Agreement may be amended or modified except by a written instrument signed by each of the parties to this Agreement.

2.2                               Counterparts.  This Agreement may be executed in one (1) or more counterparts, and by each party in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or .pdf shall be as effective as delivery of a manually executed counterpart of this Agreement.

2.3                               Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and undertakings, both written or oral, between on or behalf of the parties with respect to the subject matter of this Agreement.

2.4                               Governing Law and Jurisdiction.  This Agreement shall be governed by and construed and interpreted with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized and empowered officers and representatives.

TRANSFEREE

LUMENTUM INC.

By:	/s/ Alan Lowe
Name: Alan Lowe
Title: Chief Executive Officer

TRANSFEROR

JDS UNIPHASE CORPORATION

By:	/s/ Tom Waechter
Name: Tom Waechter
Title: Chief Executive Officer